EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-37556, No. 33-93896 and No. 33-31813 on Form S-8 of our report dated April 29, 2005 relating to the consolidated financial statements of The Wet Seal, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 2) and of our report on internal control over financial reporting dated April 29, 2005 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) appearing in this Annual Report on Form 10-K of The Wet Seal, Inc. for the year ended January 29, 2005.

Deloitte & Touche LLP

Costa Mesa, California

April 29, 2005